CLARK, WILSON
Barristers & Solicitors
Patent & Trade-Mark Agents

HSBC Building, 800 - 885 West Georgia St., Vancouver BC  V6C 3H1  Canada  Tel.:
                    (604) 687-5700  Fax:  (604) 687-6314
Associated with:  Eiko Sogo Law Office, Attorneys & Counsellors at Law, Osaka,
  Japan.  Some lawyers at Clark, Wilson practice through law corporations.

Reply  Attention  of:     VIRGIL  Z.  HLUS
Direct  Telephone:     (604)  891-7707
EMail  Address:     VZH@CWILSON.COM
Our  File  No.:     22669-1  /  D/VZH/80484.1

March  28,  2000

VIA  EDGAR  AND  FACSIMILE  (202-942-9635)
------------------------------------------

Nicole  Maddrey,  Paula  Dubberly  and  Suzanne  Hayes
Securities  &  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549

Dear  Ms.  Nicole  Maddrey,  Paula  Dubberly  and  Suzanne  Hayes:

Re:  Earthramp.com  Communications,  Inc.
     Registration  Statement on Form 20-F (File No. 000-29277)
     filed on March 9, 2000
     (the  "Registration  Statement")
      ------------------------------------------------------------

          On behalf of our client, Earthramp.com Communications, Inc., a British Columbia corporation (the "Company"), we write to withdraw the Registration Statement. As we have discussed, the Company is withdrawing the Registration Statement solely for the purpose of avoiding its automatic effectiveness on April 1, 2000 and to allow additional time to respond to the comments of the staff of the Securities and Exchange Commission.

          Please advise us if any further action is required to withdraw the filing. Please do not hesitate to contact Paul Edward Dickson (at 604-331-1008) or the undersigned (at 604-891-7707) with any questions or comments.

Yours  very  truly,

CLARK,  WILSON

Per: /s/ Virgil Z. Hlus
     Virgil  Z.  Hlus

VZH/vzh
cc:     Mr.  Paul  Edward  Dickson,  President